
02033406



ASV Inc.

Annual Report 2001




R-SERIES
ASV
PROCESSED
MAY 1 6 2002
THOMSON
FINANCIAL






CAT
257

Performance

Beyond The Ordinary


ASV




ASV

A.S.V., Inc. designs, manufactures and sells a variety of rubber track crawlers along with related components, accessories and attachments. Included are ASV's Posi-Track™ All Purpose Crawlers and the R-Series All Surface Loaders.

ASV rubber track undercarriages are also a primary component on Caterpillar's new Multi Terrain Loaders which were launched in 2001 with new models being introduced in North America during 2002. Worldwide distribution of these multi terrain loaders is expected to begin in 2003.

ASV supplies a Polaris-branded model of the R-Series All Surface Loader to Polaris Industries. Polaris markets and sells this machine within it's Professional Series equipment line.


POLARIS®

ASV's patented rubber track undercarriage technology is unique and leads a rapidly growing industry. ASV rubber track undercarriages are recognized for their superior designs and innovations. ASV undercarriages allow equipment to traverse nearly any terrain with minimal impact to the ground. They are popular within industries such as construction, landscaping, agriculture and the military.

ASV's undercarriage technology gives users a unique combination of benefits. It offers mobility superior to traditional rubber tire vehicles, plus flotation and traction surpassing that of steel track machines. The result is a highly versatile work platform that can effectively operate in virtually any environment.


CAT


CAT®

ASV machines are often the only machines able to work in extreme conditions such as soft, wet, swampy, rough and hilly terrains. Very low ground pressure and non-destructive tracks also make ASV equipment an ideal solution for work on finished surfaces such as concrete or asphalt pavements, sod and landscaping without causing damage.

ASV is an affiliate of Caterpillar Inc. This alliance allows ASV access to the distribution network of Caterpillar dealers for it's Posi-Track line of machines and the Caterpillar Multi Terrain Loaders. ASV also has a separate network of independent dealers to sell the R-Series products.

Financial Highlights

(Dollar amounts in thousands, except per share data)	Years ended December 31,				
	2001	2000	1999	1998	1997
Net Sales	**$ 50,081**	$ 43,860	$ 36,168	$ 39,019	$ 24,316
Net Earnings	**756**	1,451	1,412	3,366	2,324
Net Earnings Per Share - Diluted	**.07**	.15	.14	.40	.28
Working Capital	**47,790**	47,224	36,497	17,416	13,342
Total Assets	**57,941**	55,006	48,650	29,533	19,215
Long-Term Liabilities, Less Current Portion	**2,013**	2,117	2,197	2,464	7,021
Shareholders' Equity	**50,571**	49,763	39,096	19,515	9,957
Diluted Weighted Average Shares Outstanding	**10,352,468**	9,966,661	9,941,616	9,015,513	8,900,651

Net Sales (thousands)



$50,000
$40,000
$30,000
$20,000
$10,000
$0
$36,168
$43,860
$50,081
'99
'00
'01

Net Earnings (thousands)



$2,000
$1,500
$1,000
$500
$0
$1,412
$1,451
$756
'99
'00
'01

Research and Development Expense (thousands)



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$531
$679
$2,645
'99
'00
'01

This past year was one that saw significant events happen around the world. We all watched in disbelief as the terror of September 11 unfolded and then struggled with the aftermath of these events as their effects were felt in all walks of life. We were thankful that ASV suffered no direct losses as a result of these events.

We were also thankful that despite these happenings, ASV was able to achieve a record level of sales for 2001, exceeding $50 million for the first time in our Company's history. This record sales figure was due in part to the alliances we established with Caterpillar Inc. and Polaris Industries Inc. Our earnings were down in 2001, as expected, due to the significant investment we made in research and development to broaden our base of future product offerings. We believe this investment will continue into 2002, albeit to a lesser amount than 2001.


4810
4810

As we move into 2002, more attention is being given to the rubber track loader market. We believe one of the reasons for this is the rubber track loader market was one of the few markets that experienced positive sales growth for 2001. Industry analysts are no longer viewing these products as specialty products serving only niche markets, but as products that are expected to garner a significant share of the compact equipment market in the future. Some reports project that as much as 40% of the wheeled skid-steer market could switch to rubber tracks over the next ten years. We believe increased use of rubber track machines will help expand the overall market by attracting new users.

In addition to more attention being given to the rubber track loader market, we are also seeing more competitors entering the market. We have always believed that additional competitors would be a benefit more than a hindrance. The addition of new competitors raises everyone's level of awareness of our products and allows the features of each machine to be compared in an objective manner. We expected additional competitors to enter the marketplace and that is why we chose to establish alliances with two of the most respected names in the equipment industry. We believe we are a much stronger company having formed alliances with Caterpillar and Polaris.

The expectation of additional competitors was one of the reasons we worked hard at protecting our undercarriage design through the patent process. In 2001, ASV was successful at receiving a patent on its undercarriage currently used on our 2800 series and 4810 Posi-Track. This undercarriage is also the basic design for the undercarriage used by Caterpillar on their Multi-Terrain Loaders (MTL). We believe the granting of this patent validates ASV's technology and provides further protection to our products.

As the visibility and awareness of rubber track loaders increases, we believe our alliance with Caterpillar will continue to provide growth opportunities for ASV. The introduction of the first two models of Caterpillar's MTL product line to a group of 16 pilot dealers in 2001 was well received and has created excitement within the Caterpillar dealer group. All North American Caterpillar dealers now have access to these first two models, with two additional models expected in the summer of 2002 and one more model expected by the end of 2002, all featuring ASV undercarriages. In 2003, Caterpillar expects their entire worldwide dealer network to have access to the MTL products. With 220 Caterpillar dealers operating approximately 2,500 branch locations and rental stores worldwide, we believe significant growth opportunity exists for our MTL undercarriage product line.

One of the benefits of our alliance with Caterpillar is our ability to leverage the research and development testing done on our undercarriages into extensions of ASV's product line. This was done during 2001 with the result being ASV's latest products in our R-Series product line, the R•50 and RC•50. These two products are expected to compete with some of the most popular sized wheeled skid-steers loaders. The R•50 and RC•50 have similar operating capacities as these skid-steer loaders, but have greater lift heights, greater speed and the stability and comfort of a rubber track undercarriage at competitive prices. The R•50 and RC•50 fall between ASV's smaller RC•30 and its larger Posi-Tracks. The main difference between the two models is the type of track and


RC-50
ASV
R-SERIES
RC-50
ASV
R-SERIES

loader controls each machine utilizes. Introduced to dealers in January 2002, these machines have generated a solid backlog of orders for ASV. The Company began production of the RC•50 in March 2002 and expects to begin production of the R•50 in April 2002. We are very excited about how these products have been received and believe they can contribute significantly to our sales growth in 2002.

As our country emerges from a period of economic uncertainty, we believe we are well positioned in the marketplace. Even though the year has started off slowly, we anticipate continued sales growth for 2002. We believe our sales will be spread across our three product lines; the Posi-Track product line, the R-Series product line and the MTL undercarriage product line.

Finally, I would like to thank our employees, customers and shareholders for their efforts and support to make ASV the leader in rubber track technology and products.

Sincerely,



Gary D. Lemke
President

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The following discussion and analysis of the Company's financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an on-going basis, management evaluates its estimates and judgements, including those related to accounts receivable, inventories and warranty obligations. By their nature, these estimates and judgements are subject to an inherent degree of uncertainty. Management bases its estimates and judgements on historical experience, observance of trends in the industry, information provided by customers and other outside sources and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition and Accounts Receivable

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. The Company generally obtains oral or written purchase authorizations from customers for a specified amount of product at a specified price and considers delivery to have occurred at the time of shipment. ASV maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of ASV's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Adjustments to slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand. The Company evaluates the adequacy of the inventories carrying value quarterly.

Warranties

ASV provides for the estimated cost of product warranties at the time revenue is recognized. While ASV engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, ASV's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from ASV's estimates, revisions to the estimated warranty liability may be required.

Results of Operations

The following table sets forth, for the periods indicated, certain Statements of Earnings data as a percentage of net sales:

	Years Ended December 31,		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	81.9	79.3	76.7
Gross profit	18.1	20.7	23.3
Selling, general & administrative	11.7	14.2	15.7
Operating income	1.1	5.0	6.2
Interest expense	0.3	0.6	0.8
Net earnings	1.5	3.3	3.9

Net Sales

Net sales for the year ended December 31, 2001 increased 14% to approximately $50,081,000, compared with approximately $43,860,000 in 2000. This increase was the result of several offsetting factors. First, the Company began shipping the private label version of the RC•30 All Surface Loader under its alliance with Polaris, the ASL-300, during the first quarter of 2001. The ASL-300 accounted for approximately 27% of the Company's unit sales in 2001. Second, in the second quarter of 2001, the Company began shipping undercarriages to Caterpillar for the jointly developed MTL product line manufactured by Caterpillar. Shipments of these undercarriages accounted for 34% of the Company's unit sales for 2001. Offsetting these increases was a decrease in sales of the Company's model 4810 Posi-Track. Unit sales of the 4810 Posi-Track in 2001 were approximately one-half the unit sales in 2000. The Company believes this decrease was primarily attributable to the overall softening of the construction equipment market and the introduction of the MTL products. Unit sales of the Company's other products (2800 series, MD-70, HD 4500 and Track Truck) were approximately the same in 2001 as 2000.

For the year ended December 31, 2000, net sales increased 21% to approximately $43,860,000, compared with approximately $36,168,000 in 1999. This increase was the result of several offsetting factors. First, sales of the Company's model 4810 Posi-Track increased significantly as 2000 was the first full year of production for this product. This product was available for less than two quarters in 1999. Second, the Company introduced a new product in the third quarter of 2000, the RC•30 All Surface Loader. The Company sold nearly all its 2000 production of this model. Third, sales of used equipment increased in 2000 due to increased marketing efforts, including the opening of a retail store in Grand Rapids, Minnesota in the second quarter of 2000. Lastly, offsetting these factors was a decrease in sales relating to Posi-Track machines sold under military contracts.

Gross Profit

Gross profit for the year ended December 31, 2001 was approximately $9,056,000, or 18.1% of net sales, compared with approximately $9,065,000, or 20.7%, for 2000. The decrease in gross profit percentage was due primarily to a change in the sales mix experienced in 2001. During 2001, the Company had a high concentration of sales of the private label ASL-300, which carries a lower gross profit than any of the Company's other products, but requires significantly less sales and marketing costs. The Company experienced fewer sales of its higher margin model 4810 Posi-Track due primarily to industry-wide softening of construction equipment sales and the introduction of the MTL products. Finally, the Company continued to offer discounts off standard dealer net terms to reduce its inventory of the 2800 series Posi-Track. Offsetting this decrease was a warranty reimbursement benefit. During the fourth quarter of 2001, ASV negotiated a warranty reimbursement program with one of its suppliers, whereby the Company will receive product at no cost over a three-year period to compensate ASV for warranty claims incurred during 2001 plus any claims not yet filed. ASV recognized a benefit of $542,600 under this program in the fourth quarter of 2001 as an offset to warranty costs previously incurred during the year.

For the year ended December 31, 2000, gross profit increased 7.5% to approximately $9,065,000 compared with approximately $8,429,000 for 1999. The increase was a result of increased net sales for 2000 as discussed above, offset in part by a decrease in the Company's gross profit percentage from 23.3% in 1999 to 20.7% in 2000. The decrease in gross profit percentage was due to several factors. First, sales of the Company's model 4810 Posi-Track, its highest gross profit product, decreased significantly during the second half of the year, due in part to a nationwide slowdown in construction equipment spending. Second, the Company experienced inefficiencies during its initial start up of production of its RC•30 All Surface Loader during the third quarter of 2000. Third, the Company offered discounts on certain of its models to lower its inventory of finished goods. Finally, the Company had increased sales of lower margin used equipment in 2000 compared with 1999 as discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 5.7% to approximately $5,858,000 for the year ended December 31, 2001, compared with approximately $6,211,000 for 2000. As a percentage of net sales, these expenses decreased from 14.2% in 2000 to 11.7% in 2001. The decreased level of expenses was due primarily to decreased commissions paid to Caterpillar as a result of the change in sales mix experienced during 2001. The Company pays no commission to Caterpillar on the sale of any MTL undercarriages, the RC•30 or the ASL-300. Offsetting this decrease was the establishment of a remarketing reserve of $250,000 in the fourth quarter of 2001. This reserve relates to potential costs associated with remarketing existing machines at the locations of one dealer. The decrease in selling, general and administrative expenses as a percentage of net sales was due to the change in sales mix as discussed above and ASV having the necessary infrastructure in place to support higher sales levels without commensurate increases in staffing levels.

For the twelve months ended December 31, 2000, selling, general and administrative expenses increased 9.5% to approximately $6,211,000 from approximately $5,671,000 in 2000. As a percentage of net sales, these expenses decreased from 15.7% in 1999 to 14.2% in 2000. The increased level of expenses was due primarily to two factors. First, the Company had increased marketing expenses in 2000 consisting of additional dealer support programs and a full year of costs for field service representatives hired during the fourth quarter of 1999. Also, the Company paid a greater commission to Caterpillar in 2000 due to increased sales to Caterpillar dealers and a full twelve months of commissionable sales in 2000 compared with eleven months in 1999. The decrease in selling, general and administrative expenses as a percentage of net sales was due to sales increasing at a faster rate than expenses.

Research and Development

Research and development expenses increased 289.5% in 2001 to approximately $2,645,000, compared with approximately $679,000 in 2000. The increase was due to the Company's alliance with Caterpillar for the continued development, testing and integration of the undercarriages for the MTL product line. In addition, during 2001, the Company was developing the newest models in its R-Series product line, the R•50 and the RC•50, which were introduced in January 2002.

For the year ended December 31, 2000, research and development expenses increased 27.8% to approximately $679,000 compared with approximately $531,000 in 1999. The increase was due primarily to the joint development of the undercarriages for the first two of five expected models of MTLs with Caterpillar and introduction of the Company's RC•30 All Surface Loader product.

The Company anticipates research and development expenses will decrease in 2002 as it expects to complete the development of the MTL product line with Caterpillar in late 2002. The Company anticipates its investment in research and development will be approximately $1 million less in 2002 as compared to 2001.

Other Income (Expense)

Interest expense was approximately $146,000 in 2001, compared with approximately $267,000 in 2000 and $306,000 in 1999. The decrease in 2001 and 2000 was due to decreased line of credit usage. This was a result of the proceeds received from the sale of common stock to Caterpillar in the fourth quarter of 2000. In addition, in December 2001, the Company refinanced approximately $784,000 of its long-term debt from 9.0% to 6.5% for a five-year term.

Other income was approximately $529,000 for 2001, compared with approximately $302,000 for 2000 and approximately $246,000 for 1999. The increases were due primarily to greater interest income from increased short-term investments. This resulted from increased cash flow, due primarily to the proceeds received from the sale of common stock to Caterpillar in the fourth quarter of 2000.

Net Earnings

Net earnings for the year ended December 31, 2001 were approximately $756,000, compared with approximately $1,451,000 for 2000. Although net sales increased in 2001, this decrease resulted from a lower gross profit percentage and increased research and development expenses. Offsetting this decrease was a decrease in the Company's effective income tax rate in 2001 due to greater research and development tax credits.

For the year ended December 31, 2000, net earnings were approximately $1,451,000, compared with approximately $1,412,000 for 1999. This increase was due to increased sales, offset in part by a lower gross profit percentage and increased operating expenses. In addition, the Company's effective income tax rate decreased in 2000 due to greater research and development tax credits.

Liquidity and Capital Resources

At December 31, 2001, the Company had working capital of approximately $47,790,000 compared with approximately $47,224,000 at December 31, 2000. While overall working capital remained relatively the same during the year, several components changed. First, cash and short-term investments decreased approximately $4,815,000 due primarily to funding operations during the year. Second, accounts receivable increased approximately $6,271,000 due to a 14% increase in sales during the twelve months of 2001 over 2000, which included an 8% increase in sales during the fourth quarter of 2001. In 2001, the Company offered extended payment terms, generally less than 180 days, on certain sales of its products, thereby causing accounts receivable to increase. In addition, one customer utilized a Company-provided floor plan financing option as discussed below. Also included in accounts receivable at December 31, 2001 is the value of free product expected to be received under a warranty reimbursement program with a vendor as described above. Third, inventory increased approximately $549,000 from December 31, 2000 to December 31, 2001 with the components of inventory changing in offsetting directions. Raw materials increased approximately $405,000 due to slightly lower than expected production levels of the RC•30 All Surface Loader. Finished goods increased approximately $1,152,000 for several reasons. First, sales of the RC•30 were less than expected, causing a greater number of finished units in inventory at December 31. Second, the resumption of production of the 2800 series Posi-Track caused finished goods to increase as these machines have a slightly smaller distribution network than ASV's other products. Finally, the Company reclassified approximately $780,000 of units from used equipment to finished goods to more accurately reflect the composition of these units. Prepaid expenses and other assets increased approximately $792,000 due primarily to an increase in deferred income tax assets related to currently non-deductible income tax items. Working capital was also impacted by an increase in accounts payable of approximately $626,000 at December 31, 2001 compared with December 31, 2000. These increased accounts payable were due primarily to increased production levels and the reimbursement to Caterpillar for their research and development costs for the MTL project.

In October 2000, the Company and Caterpillar entered into an alliance agreement pursuant to which they plan to jointly develop and manufacture a new product line of Caterpillar rubber track skid steer loaders called Multi Terrain Loaders (MTL). The product line, which is expected to include five new models, will feature Caterpillar's patented skid steer loader technology and ASV's patented Maximum Traction Support System rubber track undercarriage. The machines are expected to complement existing models in both ASV's and Caterpillar's current product lines. They are being sold through the Caterpillar dealer network.

The Company recognizes as sales its cost for the undercarriage, as defined in the agreement, plus a portion of the gross profit that Caterpillar will recognize upon sale of the MTL to Caterpillar dealers, when the Company ships undercarriages to Caterpillar. The MTLs are not a commissionable product under the Company's Commercial Alliance Agreement with Caterpillar.

In December 2000, the Company made a sale to one customer totaling approximately $4.0 million. Due to physical space limitations at the customer's facilities, delivery of the product was made during 2001. The Company agreed to provide interest-free terms for these products until July 2001. The customer agreed to pay for any product sold prior to July 2001 by the tenth day of the month following the month of sale and also agreed to pay for a minimum of 80 units by July 2001. For any product not paid by July 2001, the Company agreed to provide floor plan financing at the rate of 10% per annum, such interest to be payable monthly. All remaining unpaid amounts and any accrued interest were to be paid by December 31, 2001.

One element of this customer's growth plan was their completion of a $5 million private placement offering of convertible preferred stock. Due to difficult market conditions in 2001, the customer was not successful in closing their offering. During 2001, this customer did not make payments in accordance with the terms of its agreement with the Company, including approximately $800,000 of machines sold by the customer for which payment was not remitted to the Company. The total amount owed to the Company under the floor plan program of approximately $3.5 million was not paid by December 31, 2001 and is included in accounts receivable.

The Company has been working closely with this customer to develop a plan for the payment of the amounts owed. In January 2002, the Company and the customer entered into a note agreement for the value of the machines that had been previously sold by the customer for which payment was not remitted to the Company. The amount of the note is $800,000 and is due in 48 monthly installments plus interest at the prime rate plus 2%, beginning March 15, 2002. The customer has made its first payment under this note. Should the customer be successful in raising a minimum of $2.5 million through its private placement offering, the Company has agreed to convert $500,000 of the note balance to shares of convertible preferred stock in the private placement. The Company has also obtained a security interest in the machines that have not yet been sold by the customer. In addition, the customer has agreed to remit payment to the Company for any machines it sells, which the customer has been doing.

In the fourth quarter of 2001, the Company established a remarketing reserve of $250,000 for any expected costs associated with remarketing existing machines at this customer's locations. The Company believes it may be necessary to remarket a portion of these machines to other customers to accelerate payment to the Company.

In January 2001, the Company entered into a licensing agreement that allows Polaris to sell an ASV-built, rubber track, all-surface utility loader similar to the Company's RC•30 All Surface Loader. The agreement gives Polaris the worldwide exclusive right to market and sell the utility loader under its own nameplate through its worldwide dealer network and market and sell the utility loader to certain national rental centers. Polaris purchases the machines, as well as parts and attachments, directly from ASV. The agreement also provides the option for Polaris to manufacture the machines under a royalty arrangement under certain circumstances.

The Company sells the Polaris ASL-300 machine, as well as parts and accessories, to Polaris on a cost plus basis. The gross profit on these machines is less than the gross profit ASV recognizes on the sale of its RC•30 product, parts and accessories. However, the Company does not incur significant sales and marketing costs on the sale of products to Polaris.

On September 24, 2001, the Company announced the implementation of a stock buy-back program whereby ASV may repurchase up to $5 million of its common stock in the open market. The Company is funding the repurchases with available funds. The repurchase program is expected to last not more than twelve months or until such amount of stock is repurchased. As of March 15, 2002, the Company had repurchased 52,780 shares of its common stock under this buy-back program for an aggregate purchase price of approximately $565,000.

During 2001 and 2000, the Company provided extended term financing programs, generally not exceeding 180 days, to its customers. This extended term financing program contributed to the increase in the Company's accounts receivable balance in 2001. The Company does not intend to utilize this type of program in 2002. Instead, the Company has affiliated itself with several finance companies that will be financing the sale of the Company's products. By using these finance companies, the Company will be receiving payment for its products shortly after their shipment. The Company does intend to pay a portion the interest cost associated with financing these shipments that would normally be paid by the customer, generally ranging from three to twelve months, depending on the amount of down payment made by the customer.

The Company believes this change in how the Company expects to receive payment for the sale of its products, its existing cash and marketable securities, together with its available, unused $10 million credit line, will satisfy the Company's projected working capital needs and other cash requirements for at least the next twelve months.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments, derivative commodity instruments or other such financial instruments. Transactions with international customers are entered into in US dollars, precluding the need for foreign currency hedges. Additionally, the Company invests in money market funds and fixed rate U.S. government and corporate obligations, which experience minimal volatility. Thus, the exposure to market risk is not material.

The statements set forth above under "Liquidity and Capital Resources" and elsewhere in this Annual Report regarding ASV's plans to jointly develop and manufacture rubber-tracked machines with Caterpillar, including the number of models to be developed, the timing of their planned introduction, ASV's future product mix and ASV's future profitability and expense levels are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Certain factors may affect whether these anticipated events occur including ASV's ability to successfully manufacture the machines, unanticipated delays, costs or other difficulties in the development and manufacture of the machines, market acceptance of the machines, general market conditions, corporate developments at ASV, Polaris or Caterpillar and ASV's ability to realize the anticipated benefits from its alliances with Polaris and Caterpillar. Actual results might differ materially from those anticipated in such forward-looking statements. Any forward-looking statements provided from time-to-time by the Company represent only management's then-best current estimate of future results or trends. Additional information regarding these risk factors and uncertainties is detailed in the Risk Factors filed as Exhibit 99 to its Current Report on Form 10-Q for the quarter ended June 30, 2001.

Consolidated Balance Sheets

A.S.V., Inc. • December 31, 2001 and 2000

Assets	**2001**	**2000**
Current Assets		
Cash and cash equivalents	$ 5,221,591	$ 9,483,861
Short-term investments	725,249	1,278,282
Accounts receivable (net of allowance for doubtful accounts of $75,000)	16,828,489	10,557,907
Inventories	28,614,053	28,064,998
Prepaid expenses and other	1,756,844	965,026
Total current assets	53,146,226	50,350,074
Property and Equipment, net	4,794,578	4,656,118
	$ 57,940,804	$ 55,006,192
Liabilities and Shareholders' Equity		
Current Liabilities		
Current portion of long-term liabilities	$ 106,008	$ 82,090
Accounts payable	2,449,144	1,822,912
Accrued liabilities		
Compensation	269,919	270,956
Warranty reimbursements	879,900	-
Warranties	500,000	450,000
Other	646,636	302,968
Income taxes payable	505,062	197,021
Total current liabilities	5,356,669	3,125,947
Long-Term Liabilities, less current portion	2,012,652	2,116,898
Commitments and Contingencies	-	-
Shareholders' Equity		
Capital stock, $.01 par value:		
Preferred stock, 11,250,000 shares authorized; no shares issued or outstanding	-	-
Common stock, 33,750,000 shares authorized; shares issued and outstanding - 10,205,306 in 2001 and 10,209,997 in 2000	102,053	102,100
Additional paid-in capital	40,123,200	40,070,685
Retained earnings	10,346,230	9,590,562
	50,571,483	49,763,347
	$ 57,940,804	$ 55,006,192

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Earnings

A.S.V., Inc. • Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net sales	$ 50,081,376	$ 43,859,509	$ 36,168,415
Cost of goods sold	41,025,009	34,794,783	27,739,554
Gross profit	9,056,367	9,064,726	8,428,861
Operating expenses			
Selling, general and administrative	5,857,867	6,210,514	5,670,629
Research and development	2,645,476	679,233	531,375
Operating income	553,024	2,174,979	2,226,857
Other income (expense)			
Interest expense	(146,031)	(266,890)	(306,202)
Interest income	400,202	225,043	229,405
Other, net	128,473	76,457	16,993
Income before income taxes	935,668	2,209,589	2,167,053
Provision for income taxes	180,000	758,680	755,000
Net Earnings	$ 755,668	$ 1,450,909	$ 1,412,053
Net earnings per common share			
Basic	$ .07	$ .15	$ .15
Diluted	$ .07	$ .15	$ .14
Weighted average number of common shares outstanding			
Basic	10,215,855	9,782,919	9,586,032
Diluted	10,352,468	9,966,661	9,941,616

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

A.S.V., Inc. • Years ended December 31, 2001, 2000 and 1999

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 1998	8,601,835	$ 86,018	$ 12,701,622	$ 6,727,600	$ 19,515,240
Issuance of common stock, net of issuing costs	1,000,000	10,000	17,539,173	-	17,549,173
Exercise of stock options	115,740	1,158	801,541	-	802,699
Tax benefit from exercise of stock options	-	-	270,000	-	270,000
Cost of shares retired	(31,118)	(311)	(604,133)	-	(604,444)
Warrant earned	-	-	151,200	-	151,200
Net earnings	-	-	-	1,412,053	1,412,053
Balance at December 31, 1999	9,686,457	96,865	30,859,403	8,139,653	39,095,921
Issuance of common stock, net of issuing costs	500,000	5,000	8,942,149	-	8,947,149
Exercise of stock options	26,750	267	95,288	-	95,555
Tax benefit from exercise of stock options	-	-	60,000	-	60,000
Cost of shares retired	(3,210)	(32)	(37,355)	-	(37,387)
Warrant earned	-	-	151,200	-	151,200
Net earnings	-	-	-	1,450,909	1,450,909
Balance at December 31, 2000	10,209,997	102,100	40,070,685	9,590,562	49,763,347
Exercise of stock options	21,863	219	129,609	-	129,828
Tax benefit from exercise of stock options	-	-	55,000	-	55,000
Cost of shares retired	(26,554)	(266)	(270,694)	-	(270,960)
Warrant earned	-	-	138,600	-	138,600
Net earnings	-	-	-	755,668	755,668
Balance at December 31, 2001	10,205,306	$102,053	$ 40,123,200	$10,346,230	$ 50,571,483

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

A.S.V., Inc. • Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 755,668	$ 1,450,909	$ 1,412,053
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	441,684	413,268	380,750
Interest accrued on capital lease obligation	-	-	48,288
Deferred income taxes	(535,000)	5,000	(110,000)
Warrant earned	138,600	151,200	151,200
Tax benefit from stock option exercises	55,000	60,000	270,000
Changes in assets and liabilities:			
Accounts receivable	(6,270,582)	(1,896,858)	(4,097,209)
Inventories	(549,055)	4,326,258	(13,614,498)
Prepaid expenses and other	(256,818)	(198,608)	290,697
Accounts payable	626,232	47,029	(1,137,643)
Accrued liabilities	1,272,531	(222,749)	361,601
Income taxes	308,041	236,679	84,673
Net cash provided by (used in) operating activities	(4,013,699)	4,372,128	(15,960,088)
Cash flows from investing activities:			
Purchase of property and equipment	(580,144)	(273,712)	(612,428)
Purchase of short-term investments	(1,766,960)	(278,475)	(4,523,188)
Redemption of short-term investments	2,319,993	247,889	3,518,527
Net cash (used in) investing activities	(27,111)	(304,298)	(1,617,089)
Cash flows from financing activities:			
Proceeds from (payments to) line of credit, net	-	(4,080,000)	545,000
Principal payments on long-term liabilities	(80,328)	(252,470)	(280,632)
Proceeds from issuance of common stock, net	-	8,947,149	17,549,173
Proceeds from exercise of stock options	129,828	95,555	802,699
Retirement of common stock	(270,960)	(37,387)	(604,444)
Net cash provided by (used in) financing activities	(221,460)	4,672,847	18,011,796
Net increase (decrease) in cash and cash equivalents	(4,262,270)	8,740,677	434,619
Cash and cash equivalents at beginning of year	9,483,861	743,184	308,565
Cash and cash equivalents at end of year	$ 5,221,591	$ 9,483,861	$ 743,184
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 180,640	$ 331,468	$ 287,262
Cash paid for income taxes	390,765	473,322	535,145

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company designs and manufactures track-driven, all-season vehicles and related accessories and attachments in northern Minnesota. The Company sells its products through Caterpillar and independent dealers.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of A.S.V., Inc. and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company generally recognizes revenue on its product sales when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. The Company considers delivery to have occurred at the time of shipment.

In 2000, pursuant to a contractual arrangement, revenues of $4 million were recognized for completed products held at the Company's warehouse. The customer requested the Company hold the products as it had physical space limitations at its facilities. The products were delivered in 2001.

Fair Value of Financial Instruments

The financial statements include the following financial instruments: cash equivalents, accounts receivable, accounts payable and bank debt. At December 31, 2001 and 2000, the fair values of these financial instruments are not significantly different than their balance sheet carrying amounts.

Cash Equivalents

All highly liquid temporary cash investments with an original maturity of three months or less are considered to be cash equivalents. At December 31, 2001 and 2000, the Company had cash equivalents of approximately $4,930,000 and $9,765,000, which consisted of a money market account. The fair value of these investments approximates cost.

Accounts Receivable

The Company grants credit to customers in the normal course of business. Management performs on-going credit evaluations of customers and maintains allowances for potential credit losses which, when realized, have generally been within management expectations.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Building and improvements are depreciated over periods of 18 to 39 years using the straight-line method. Tooling, machinery and equipment, and vehicles are depreciated over periods of 3 to 20 years using straight-line and accelerated methods. Accelerated methods are used for income tax purposes.

Warranties

Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

Advertising Expense

Advertising is expensed as incurred. Advertising expenses were approximately $295,000, $233,000 and $423,000 for 2001, 2000 and 1999.

Shipping and Handling Costs

The Company includes shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in the "selling, general and administrative" line of the consolidated statements of earnings. Shipping and handling costs were approximately $832,000, $906,000 and $745,000 for 2001, 2000 and 1999.

Research and Development

All research and development costs are expensed as incurred.

Employee Savings and Profit Sharing Plan

The Company has an employee savings and profit sharing plan which provides for participant salary deferrals of up to $10,500 and discretionary Company contributions. The plan covers employees who have completed three months of service, as defined in the plan, and who have attained the age of 20 and one-half. Company contributions were approximately $41,000, $45,000 and $37,000 for 2001, 2000 and 1999.

Stock-Based Compensation

The Company accounts for the issuance of stock options to employees using the intrinsic value method. Under this method, compensation expense is recognized for the amount by which the market price of the common stock on the date of grant exceeds the exercise price of an option.

Accounting Estimates

Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Net Earnings Per Common Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive.

For the years ended December 31, 2001, 2000 and 1999, 136,613, 183,742 and 355,584 shares of common stock equivalents were included in the computation of diluted net earnings per share. Options and warrants to purchase 11,229,876, 11,134,314 and 10,731,252, shares of common stock with a weighted average exercise price of $20.13, $20.21 and $20.88, were outstanding at December 31, 2001, 2000 and 1999, but were excluded from the computation of common share equivalents because they were anti-dilutive.

Reclassifications

Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets.

These pronouncements, among other things, eliminate the pooling-of-interest method of accounting for business combinations and require intangible assets acquired in business combinations be recorded separately from goodwill. The pronouncements also eliminate the amortization of goodwill and other intangible assets with indefinite lives. SFAS 141 and the nonamortization provisions of SFAS 142 are effective for purchase business combinations completed after June 30, 2001. The remaining provisions of SFAS 142 are effective for the Company beginning January 1, 2002. Management does not believe the adoption of these pronouncements will have a material affect on the Company as the Company does not have any goodwill or other intangible assets with indefinite lives.

In September 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supercedes SFAS 121 and further clarifies the accounting for disposals of long-lived assets. This statement is effective for the Company beginning January 1, 2002. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

NOTE B - SHORT-TERM INVESTMENTS

Short-term investments consist primarily of a diversified portfolio of taxable governmental agency bonds, which mature between 2002 and 2004. The Company considers the investments as "available-for-sale." At December 31, 2001 and 2000, cost was equal to fair value and no amount was included as a separate component of shareholders' equity.

NOTE C - INVENTORIES

Inventories consist of the following:

	December 31,	
	2001	2000
Raw materials, semi-finished and WIP inventory	$16,438,019	$16,032,996
Finished goods	7,723,738	6,561,815
Used equipment held for resale	4,452,296	5,470,187
	$28,614,053	$28,064,998

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2001	2000
Land	$ 132,635	$ 132,635
Buildings and improvements	3,691,018	3,651,732
Tooling	709,709	544,392
Machinery and equipment	2,030,936	1,655,927
Vehicles	317,042	338,998
	6,881,340	6,323,684
Less accumulated depreciation	2,086,762	1,667,566
	$4,794,578	$4,656,118

NOTE E - LINES OF CREDIT

The Company has a $10,000,000 line of credit agreement with a bank which is due on demand. The interest rate is variable at prime less one half percent (effective rate of 4.25% and 9.0% as of December 31, 2001 and 2000). As of December 31, 2001, there were no advances on this line of credit. The agreement requires the Company to maintain certain financial requirements including a minimum tangible net worth level and a cash flow coverage ratio.

NOTE F - LONG-TERM LIABILITIES

Capital Lease Obligation

The Company leases its manufacturing and office building from the Grand Rapids Economic Development Authority. The agreement provides for monthly payments to 2018 and a balloon payment of approximately $543,000 in December 2006.

Future minimum lease payments under this capital lease obligation at December 31, 2001 are as follows:

2002	$ 228,134
2003	228,134
2004	228,134
2005	228,134
2006	766,131
Thereafter	1,283,044
Total payments	2,961,711
Amounts representing interest (weighted average 6.09%)	843,051
Present value of minimum capitalized lease payments	$2,118,660

Assets related to the capital lease were $2,250,773 at December 31, 2001 and 2000. Accumulated amortization was $275,334 and $219,065 at December 31, 2001 and 2000.

NOTE G - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Year ended December 31,		
	2001	2000	1999
Current			
Federal	$ 648,000	$ 683,680	$ 760,000
State	67,000	70,000	105,000
	715,000	753,680	865,000
Deferred	(535,000)	5,000	(110,000)
	$ 180,000	$ 758,680	$ 755,000

Net deferred income tax assets relate to the tax effect of temporary differences as follows:

	December 31,	
	2001	2000
Accruals and reserves	$ 940,000	$445,000
Other	130,000	90,000
	$1,070,000	$535,000

The net deferred tax asset is included with prepaid expenses and other in the financial statements.

The following is a reconciliation of the Federal statutory income tax rate to the effective tax rate:

	2001	2000	1999
Statutory federal rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	4.7	2.6	2.6
Research and development tax credit	(16.9)	-	-
Foreign tax credit	(4.2)	-	-
Other	1.6	(1.5)	(1.8)
	19.2%	35.1%	34.8%

The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

The Company generated and fully utilized research and development and foreign tax credits during 2001.

NOTE H - TRANSACTIONS WITH CATERPILLAR

A Securities Purchase Agreement (the Agreement) with Caterpillar Inc. closed on January 29, 1999. Under the terms of the Agreement, Caterpillar acquired, for an aggregate purchase price of $18,000,000, one million newly issued shares of common stock and a warrant to purchase an additional 10,267,127 newly issued shares of common stock at a price of $21.00 per share. The warrant is exercisable at any time through January 2009 subject to partial termination in the event the Company achieves certain financial goals. In connection with this transaction, the Company incurred expenses of approximately $450,000, which were offset against the proceeds for the issued shares.

As a result of the Agreement, the board of directors was increased with two members appointed by Caterpillar. In addition, the Agreement contains other provisions which allow Caterpillar to maintain its proportionate potential ownership and that restricts certain situations including acquisitions, loans and the payment of dividends, without approval of at least one of the Caterpillar designated members of the Board.

The warrant issued to Caterpillar provides for a potential change of control. As a result, in accordance with the 1994 and 1996 stock option plans, all previously issued stock options became fully vested upon the closing of the transaction.

The Company and Caterpillar also entered into a Commercial Alliance Agreement pursuant to which Caterpillar will provide the Company with access to its dealer network and will make various management, financial and engineering resources available to the Company. Included in the Commercial Alliance Agreement is a Marketing Agreement which provides, among other things, that the Company will pay Caterpillar a commission equal to 5% of the dealer net price for complete machines and 3% for replacement parts and Company-branded attachments for all sales made to Caterpillar dealers. In addition, if the Company's products are sold under the Caterpillar brand name, the Company will pay Caterpillar a trademark license fee equal to 3% of the net sales of these products to Caterpillar dealers. The Company and Caterpillar also entered into other ancillary agreements for the benefit of both the Company and Caterpillar. Total commission expense under the agreement was approximately $464,000, $1,072,000 and $923,000 in 2001, 2000 and 1999.

In October 2000, the Company completed another Securities Purchase Agreement with Caterpillar Inc. in which Caterpillar purchased 500,000 newly issued shares of common stock at a price of $18.00 per share. The Company also amended its original warrant issued to Caterpillar reducing the number of shares of Company common stock available for purchase under the original warrant by 500,000 shares.

Also in October 2000, the Company and Caterpillar entered into an alliance agreement to jointly develop and manufacture a new product line of Caterpillar rubber track skid steer loaders called Multi-Terrain Loaders, or MTLs. The product line, which is expected to include five new models, will feature Caterpillar's patented skid steer loader technology and ASV's patented Maximum Traction Support System ™ rubber track undercarriage. The MTLs are being sold through the Caterpillar dealer network. The Company began manufacturing the undercarriage for use on two of the MTLs in the second quarter of 2001, with the development of undercarriages on the remaining models continuing.

In connection with this alliance agreement, the Company has agreed to reimburse Caterpillar for their research and development costs related to the MTLs as it pertains to the combination of the Caterpillar portion of the machines with the Company's undercarriages. Total research and development costs reimbursed to Caterpillar were approximately $1,904,000 and $273,000 in 2001 and 2000. The Company anticipates the research and development process for the MTLs will be completed in 2002.

At December 31, 2001, Caterpillar owned approximately 16% of the Company's outstanding common stock and had the right to own up to approximately 52% of the Company's common stock (assuming the exercise of all outstanding options and warrants) upon exercise of the warrant.

The Company purchases parts used in its products from Caterpillar. The Company also reimburses Caterpillar for the salary related costs of two Caterpillar employees that work on the Company's behalf. In addition, the Company utilizes Caterpillar's warranty processing system to handle warranty claims on its machines and reimburses Caterpillar for the warranty expense incurred by Caterpillar dealers. During 2001 and 2000, total parts purchases, salary and warranty reimbursements were approximately $6,877,000 and $3,828,000. Also, at December 31, 2001 and 2000, accounts payable to Caterpillar were $909,000 and $389,000. No amounts were paid or payable in 1999 to Caterpillar for these costs.

The Company recognizes as sales its cost for the undercarriage, as defined in the agreement, plus a portion of the gross profit that Caterpillar will recognize upon sale of the MTL to Caterpillar dealers, when the Company ships undercarriages to Caterpillar.

During 2001, 18% of net sales were made to Caterpillar. At December 31, 2001, the accounts receivable balance due from Caterpillar was approximately $1,600,000. No sales were made to Caterpillar in 2000 and 1999.

NOTE I - SHAREHOLDERS' EQUITY

Stock Option Plans

The Company has two stock option plans under which up to 3,375,000 shares of common stock are available for issuance. Stock options may be granted to any employee, including officers and directors of the Company, and certain non-employees, at a price not less than the fair market value of the Company's common stock on the date of grant. Options generally expire five to seven years from the date of grant. Options granted under the plans are generally exercisable in annual installments, beginning one year from the date of grant.

Director Stock Option Plan

The Company also has a stock option plan under which 450,000 shares of common stock are available for issuance. Stock options may be granted to directors who are not employees of the Company at a price not less than the fair market value of the Company's common stock on the date of grant. Options expire five years from date of grant and are exercisable in annual installments, beginning one year from the date of grant.

The plan, as amended, provides that each eligible director shall receive an option to purchase 3,000 shares on the first business day of each calendar year. However, in 2000 and 1999, options to purchase 5,000 and 1,000 shares were granted to each director.

Option transactions under the plans during each of the three years in the period ended December 31, 2001 are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	1,357,102	$13.16
Granted	55,752	17.88
Exercised	(115,740)	6.94
Outstanding at December 31, 1999	1,297,114	13.91
Granted	149,500	15.40
Exercised	(26,750)	3.57
Canceled	(31,500)	16.49
Outstanding at December 31, 2000	1,388,364	14.21
Granted	143,500	11.71
Exercised	(21,863)	5.93
Canceled	(63,250)	13.46
Outstanding at December 31, 2001	1,446,751	14.12

At December 31, 2001, 2000 and 1999, 1,205,501, 1,208,802 and 1,242,114 options were exercisable with a weighted average exercise price of $14.20, $13.96 and $13.74.

The following information applies to grants that are outstanding at December 31, 2001:

	Options outstanding		
Range of exercise price	Number outstanding at period end	Weighted-average remaining contractual life	Weighted-average exercise price
$ 3.11 - $ 3.22	28,250	1.1 years	$ 3.16
8.38 - 12.22	843,876	2.6 years	12.14
13.25 - 18.33	574,625	3.2 years	17.57
	1,446,751		$14.12

	Options exercisable	
Range exercise prices	Number exercisable at period end	Weighted-average exercise prices
$ 3.11 - $ 3.22	28,250	$ 3.16
8.38 - 12.22	703,876	12.22
13.25 - 18.33	473,375	17.79
	1,205,501	$14.20

The weighted average fair values of the options granted during 2001, 2000 and 1999 are $6.34, $7.76 and $9.62. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for all grants in 2001, 2000 and 1999; zero dividend yield; expected volatility of 47.3%, 42.5% and 50.0%, risk-free interest rate of 4.33%, 4.93% and 6.83% and expected lives of 6.79, 6.60 and 6.78 years.

The Company's pro forma net earnings and net earnings per common share for 2001, 2000 and 1999, had the fair value based method been used, are set forth below:

		2001	2000	1999
Net earnings (loss)	As reported	$755,668	$1,450,909	$ 1,412,053
	Pro forma	261,996	1,114,566	(3,176,720)
Net earnings (loss) per common share				
Basic	As reported	$.07	$.15	$ .15
	Pro forma	.03	.11	(.33)
Diluted	As reported	.07	.15	.14
	Pro forma	.03	.11	(.33)

Shares Retired

During 2001, 2000 and 1999, in connection with the exercise of stock options by employees and directors or repurchase agreements, the Company repurchased 26,554, 3,210 and 31,118 shares of stock from various employees and directors of the Company and in connection with its stock buy-back program for total consideration of $270,960, $37,387 and $604,444. These shares had been held for longer than six months and were considered mature shares.

NOTE J - RELATED PARTY TRANSACTION

The Company uses a public relations firm that is affiliated with one of the Company's directors. Total fees paid to the public relations firm in 2001, 2000 and 1999 were approximately $202,000, $201,000 and $229,000.

NOTE K - CONSULTING AGREEMENT

The Company entered into a five year consulting agreement and issued a ten year warrant for the purchase of 337,500 shares of the Company's common stock at $7.33 per share, expiring December 1, 2006. Subsequently, an individual who contracts with the consulting firm was appointed a member of the Board of Directors. The warrant is exercisable and outstanding as of December 31, 2001.

The fair value of $2.24 per share was calculated on the date of grant using the average of the Black-Scholes and Shelton options-pricing models. Compensation costs were amortized over the life of the consulting agreement of $138,600 in 2001 and $151,200 in both 2000 and 1999.

NOTE L - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to litigation in the normal course of its business. Management believes the outcome of such litigation will not have a material adverse effect on the operations or financial position of the Company.

Share Repurchase

In September 2001, the Company authorized a stock buy-back program under which the Company may repurchase up to $5,000,000 of its common stock on the open market. The Company is funding the repurchases with available funds. The repurchase program is not expected to last more than twelve months or until such amount of common stock is repurchased. During 2001, the Company repurchased approximately $265,000 of common stock under this program.

Warranty Reimbursement

During the fourth quarter of 2001, ASV negotiated a warranty reimbursement program with one of its suppliers, whereby the Company will receive product at no cost over a three-year period to compensate for warranty claims incurred during 2001 plus any claims not yet filed. ASV recognized a benefit of $542,600 under this program in the fourth quarter of 2001 as an offset to warranty costs previously incurred during the year.

NOTE M - MAJOR CUSTOMERS

During 2001, the Company had sales to two customers, each of whom accounted for more than 10% of the Company's net sales. One affiliated customer accounted for 18% of sales and one unaffiliated customer accounted for 16% of sales. During 2000 and 1999, no customers accounted for over 10% of net sales. At December 31, 2001, the accounts receivable balance from the affiliated customer was approximately $1,600,000 and the accounts receivable balance from the unaffiliated customer was approximately $706,000.

NOTE N - SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)

The following table summarizes quarterly, unaudited financial data for 2001 and 2000.

	2001			
Quarters	1st	2nd	3rd	4th
(Dollars in thousands, except per share data)				
Net sales	$12,955	$14,226	$12,053	$10,848
Gross profit	2,207	2,048	2,205	2,597
Net earnings	204	91	93	368
Net earnings per common share				
Basic	.02	.01	.01	.04
Diluted	.02	.01	.01	.04

	2000			
Quarters	1st	2nd	3rd	4th
(Dollars in thousands, except per share data)				
Net sales	$11,184	$12,124	$10,533	$10,019
Gross profit	2,533	2,967	1,927	1,638
Net earnings	417	599	220	215
Net earnings per common share				
Basic	.04	.06	.02	.02
Diluted	.04	.06	.02	.02

Report of Independent Certified Public Accountants

A.S.V., Inc. -Years ended December 31, 2001, 2000 and 1999


Grant Thornton

We have audited the accompanying consolidated balance sheets of A.S.V., Inc. as of December 31, 2001 and 2000, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of A.S.V., Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Minneapolis, Minnesota
February 22, 2002

Directors, Officers and Investor Information

A.S.V., Inc.

Directors:

Gary D. Lemke
Chairman of the Board
President

Jerome T. Miner
Vice-Chairman of the Board
President
Jerry Miner Realty, Inc.
Grand Rapids, Minnesota (1)(2)

Edgar E. Hetteen
Vice President, Secretary

Leland T. Lynch
Chief Executive Officer
Carmichael Lynch, Inc.
Minneapolis, Minnesota

James H. Dahl
President
James Dahl & Company
(Private Investments)
Jacksonville, Florida (1)

R. E. "Teddy" Turner IV
Owner
Charleston Boatworks, Inc.
Charleston, South Carolina (1)(2)

Richard A. Benson
Vice President
Caterpillar Inc.
Peoria, Illinois

Robert R. Macier
Vice President
Caterpillar Inc.
Joliet, Illinois

(1) Audit Committee
(2) Compensation and Stock Option Committee

Executive Officers:

Gary D. Lemke
President

Edgar E. Hetteen
Vice President, Secretary

Thomas R. Karges
Chief Financial Officer

Corporate Headquarters:

A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, Minnesota 55744
(218) 327-3434
www.asvi.com

Transfer Agent:

Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075
(800) 468-9716

Corporate Counsel:

Dorsey & Whitney LLP
Minneapolis, Minnesota

Independent Auditor:

Grant Thornton LLP
Minneapolis, Minnesota

Common Stock Information:

The Company's common stock is traded on the Nasdaq Stock Market® under the symbol "ASVI."

Common Stock High and Low Sale Price

Year Ended December 31, 2001

	High	Low
First Quarter	$ 12.69	$ 8.00
Second Quarter	13.80	10.70
Third Quarter	15.50	9.80
Fourth Quarter	12.65	8.75

Year Ended December 31, 2000

	High	Low
First Quarter	$ 18.75	$ 12.75
Second Quarter	15.06	11.00
Third Quarter	16.00	12.38
Fourth Quarter	15.38	6.38

The quotations above reflect the high and low inter-dealer bid prices, without retail markup, markdown or commissions.

As of April 9, 2002, there were approximately 251 shareholders of record holding shares of A.S.V., Inc. common stock. This number does not include shareholders who hold A.S.V., Inc. common stock in street name.

Dividend Policy

A.S.V., Inc. has never declared or paid a cash dividend on its common stock. The Company currently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

Trademarks

Track Truck is a registered trademark and Posi-Track, RC•30, R•50, RC•50, MTSS, RTSS, Posi-Turn and Snow Saver are trademarks of A.S.V., Inc.

A.S.V., Inc.
840 Lily Lane
Grand Rapids, MN 55744
A Caterpillar Affiliate

218.327.3434
800.346.5954
www.asvi.com


ASV

April, 2002